Exhibit 99.1

Bitfarms Expands Leadership Team with Seasoned U.S. Industry Experts to Support HPC/AI Infrastructure Development

Toronto, Ontario and New York, New York (March 9, 2026) - Bitfarms Ltd. (NASDAQ/TSX: BITF), a North American digital infrastructure and energy company, today announced a series of strategic hires across its infrastructure and corporate teams. These additions bring deep expertise in power development, large-scale construction, permitting, and corporate scaling as Bitfarms accelerates build-outs across its portfolio.

“We are excited to welcome Tara, Michael, Christopher, Paul, Kevin, and Tom to our leadership team,” said CEO Ben Gagnon. “As we continue toward U.S. domiciliation and advance our sites, building a seasoned domestic leadership bench is essential. Our recent hires bring substantial industry experience, with an average of more than 20 years in digital and power infrastructure and extensive backgrounds in complex construction and specialized HPC data center development. Our new leaders will be based out of our New York office, positioning us to operate with greater coordination and focus as we enter the next phase of our growth.”

Infrastructure Leadership Strengthened to Advance HPC/AI Development

Michael Byrne joins as Senior Vice President of Construction. Michael brings a decade of hyperscale data center project delivery experience across North America, South America and Europe. Michael’s career includes leadership roles at Linesight and Aurecon where he oversaw significant hyperscale development programs, leading program management, multi-region execution, commercial governance, contractor oversight, and lifecycle delivery from concept through commissioning. At Bitfarms, he will lead end-to-end construction execution for our HPC/AI data center development portfolio, applying his proven ability to manage megaproject portfolios.

Christopher Ruppel joins as Senior Vice President of Power. Chris brings more than two decades of experience bridging advanced compute infrastructure with energy systems optimization. Chris has led development strategies spanning onsite power, grid-connected assets, and gas-to-power solutions for high-density AI and edge-compute environments. His track record includes originating and developing 4 GW of energy projects globally, structuring billions of dollars in project financings, and advising data center operators on resilient, commercially optimized energy strategies. Chris joins Bitfarms from MARA Holdings, where he served as Head of Energy Development. At MARA, he led the strategy for the Digital Energy division, focusing on behind-the-meter power, thermal strategies, and demand-response initiatives.

Paul Peterson joins Bitfarms as Vice President of HPC Operations. Paul brings nearly two decades of deep expertise in data centers, critical environments, and engineering services and operations. His career includes senior leadership roles at JLL Global and CBRE, where he oversaw large-scale engineering projects, guided complex infrastructure strategies, advanced global assessment and compliance programs, and drove operational excellence for enterprise, colocation, and hyperscale clients. With a foundation that spans hands-on engineering, facility management, auditing, and strategic technical leadership, Paul has repeatedly served as a trusted advisor to stakeholders—translating technical risk into business impact, strengthening reliability programs, and shaping industry-leading standards.

Kevin Roberts joins Bitfarms as Director of Permitting. Kevin has over two decades of experience as a senior project development, environmental and regulatory leader across energy infrastructure, utilities, and hyperscale data centers. He has directed multi-million development portfolios and led permitting and compliance for over 50 natural gas facilities, more than 1,000 miles of pipeline, and multiple utility-scale data center developments across the United States. In his role at Bitfarms, he will utilize his expertise in environmental compliance, site selection, utilities coordination, and multidisciplinary project management to ensure Bitfarms’ HPC/AI campuses progress efficiently through federal, state, and local approval processes.

Key Additions to Corporate Leadership

Tara Goldstein has been appointed Senior Vice President of Marketing. Tara is responsible for building and leading Bitfarms’ global marketing and communications function, overseeing brand strategy, corporate narrative, digital presence, and enterprise-wide positioning. Tara has over two decades of experience leading strategy, storytelling, and placemaking for high-profile real estate and technology-driven companies. Before leading a full-service creative agency, she served as Senior Vice President of Marketing at Brookfield Properties, overseeing marketing for their 98-million-square-foot global office, retail, and residential portfolio. During her tenure, she led the rebrand and repositioning of Brookfield Place New York, the multi-phased Manhattan West development, and numerous other award-winning initiatives.

Thomas Tyree III has been appointed Senior Vice President, Finance & Strategy at Bitfarms. Tom leads financial and strategic initiatives supporting Bitfarms’ HPC/AI transition, including capital markets activities, capital allocation, and strategic partnerships. He brings extensive experience in corporate finance, financial analysis, and execution of complex transactions across energy, power, and infrastructure. Prior to Bitfarms, Tom was a member of the executive leadership team at Stronghold Digital Mining, where he led the company’s initial public offering, several structured financings, and the strategic review process that led to Stronghold’s sale to Bitfarms. Before Stronghold, Tom worked at Riverstone Holdings, a $40 billion asset-management firm focused on energy, power, and infrastructure investments.

About Bitfarms Ltd.

Bitfarms is a North American digital infrastructure and energy company that develops, owns, and operates data centers and energy infrastructure for high-performance computing and next-generation-technology applications, including artificial intelligence.

Bitfarms’ 2.1 GW North American energy portfolio is comprised of energized, under development, and pipeline MW, located in established data center clusters, with robust access to power and fiber infrastructure.

Bitfarms is headquartered in New York, NY and Toronto, ON and traded on the Nasdaq and the Toronto Stock Exchange.

To learn more about Bitfarms’ events, developments, and online communities:

www.bitfarms.com
http://x.com/Bitfarms_io
https://www.linkedin.com/company/bitfarms/

Forward-Looking Statements

This news release contains certain “forward-looking information” and “forward-looking statements” (collectively, “forward-looking information”) that are based on expectations, estimates and projections as at the date of this news release and are covered by safe harbors under Canadian and United States securities laws. The statements and information in this release regarding the strategic hires to support HPC/AI infrastructure development and the anticipated contributions of new leadership and other statements regarding future growth, plans and objectives of Bitfarms are forward-looking information.

Any statements that involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often but not always using phrases such as “expects”, or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “budget”, “scheduled”, “forecasts”, “estimates”, “prospects”, “believes” or “intends” or variations of such words and phrases or stating that certain actions, events or results “may” or “could”, “would”, “might” or “will” be taken to occur or be achieved) are not statements of historical fact and may be forward-looking information. This forward-looking information is based on assumptions and estimates of management of Bitfarms at the time they were made, and involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance, or achievements of Bitfarms to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information. Such factors, risks and uncertainties include, among others: the anticipated benefits of the U.S. redomiciliation, and the anticipated rebalancing of operations to North America and from Bitcoin mining to digital infrastructure may occur on a timeline different than the expectations of Bitfarms, may not occur at all, and may have unanticipated costs for Bitfarms; the anticipated benefits of the rebalancing of operations to North America and the North American energy and compute infrastructure strategy may not be realized or the realization of such benefits may be delayed; an inability to apply Bitfarms’ data centers to HPC/AI opportunities on a profitable basis; a failure to secure long-term contracts associated with HPC/AI customers on terms which are economic or at all; the construction and operation of new facilities may not occur as currently planned, or at all; expansion of existing facilities may not materialize as currently anticipated, or at all; the construction and operation of new facilities may not occur as currently planned, or at all; expansion of existing facilities may not materialize as currently anticipated, or at all; failure of the equipment upgrades to be installed and operated as planned; the availability of additional power may not occur as currently planned, or at all; expansion may not materialize as currently anticipated, or at all; the power purchase agreements and economics thereof may not be as advantageous as expected the risks of an increase in electricity costs, cost of natural gas, changes in currency exchange rates, energy curtailment or regulatory changes in the energy regimes in the jurisdictions in which Bitfarms operates and the potential adverse impact on profitability; future capital needs and the ability to complete current and future financings, as well as capital market conditions in general; share dilution resulting from equity issuances; and the adoption or expansion of any regulation or law that will prevent Bitfarms from operating its business, or make it more costly to do so. For further information concerning these and other risks and uncertainties, refer to Bitfarms’ filings on www.sedarplus.ca (which are also available on the website of the U.S. Securities and Exchange Commission at www.sec.gov), including Bitfarms’ annual information form for the year ended December 31, 2024, management’s discussion & analysis for the year-ended December 31, 2024 and the management’s discussion and analysis for the three and nine months ended September 30, 2025. Although Bitfarms has attempted to identify important factors that could cause actual results to differ materially from those expressed in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended, including factors that are currently unknown to or deemed immaterial by Bitfarms. There can be no assurance that such statements will prove to be accurate as actual results, and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on any forward-looking information. Bitfarms does not undertake any obligation to revise or update any forward-looking information other than as required by law. Trading in the securities of Bitfarms should be considered highly speculative. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. Neither the Toronto Stock Exchange, Nasdaq, or any other securities exchange or regulatory authority accepts responsibility for the adequacy or accuracy of this release.

Investor Relations Contact: Laine Yonker investors@bitfarms.com	Media Contact: Tara Goldstein media@bitfarms.com

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